GROUP

RECEIVED

2008 MAR -5 A 8:11

OFFICE OF INTERNATIONAL CORPORATE FINANCE

08001091

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Kay Amelungse
Telephone +49/89/20 30 07-703
Fax +49/89/20 30 07-772
E-mail Kay.Amelungse
@HypoRealEstate.com

Rule 12g3-2(b) File No.
82-34748

Date 29 February 2008

Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748

SUPPL

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

Heike Theißing

Kay Amelungse

PROCESSED
MAR 1 0 2008
THOMSON
FINANCIAL

<u>Enclosures</u>

25 February 2008	Press release: Hypo Real Estate Bank International AG: Successful funding of $89 million financing for Raven Russia Ltd
27 February 2008	Press release: Hypo Real Estate Bank International AG: Successful completion of €234 million financing of Cotroceni Park for AFI Europe NV
28 February 2008	Financial Calendar 2008

28 February 2008	Hypo Real Estate Holding AG: Announcement according to section 37v, 37w, 37x et seq. Securities Trading Act (WpHG) with the objective of Europe-wide distribution
28 February 2008	„Annual Document" for the Financial Year 2007 in accordance with section 10 of the German Wertpapierprospektgesetz (WpPG)

Hypo Real Estate

GROUP

RECEIVED

2008 MAR -5 A 8:11

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Press release

Hypo Real Estate Bank International AG: Successful funding of $89 million financing for Raven Russia Ltd

London / Munich, 25 February 2008: Hypo Real Estate Bank International AG, a member of Hypo Real Estate Group, announces that it has funded a US$89 million investment facility to Raven Russia Ltd. The transaction, which was funded on 29 January 2008, is for the refinancing of Phase 1 of the Krekshino Logistics Park, a 118,000 square metre Class A logistics/warehouse facility completed in 2006 and located near Moscow, Russia.

Commenting, Harin Thaker, CEO-Europe, Middle East & India - Hypo Real Estate Bank International, said: "This transaction, funded in the first month of 2008, demonstrates our continuing ability to deliver complex financing solutions to the commercial real estate market."

Commenting, Anton Bilton, Executive Chairman, Raven Mount Plc, the property adviser to Raven Russia Ltd, said: "This completes the refinancing of Raven Russia's income producing assets. We look forward to continuing our fruitful relationship with Hypo Real Estate Bank International in the coming year as we progress with our development programme."

Press contact:
Oliver Gruß
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail: oliver.gruss@hyporealestate.com

Notes to editors:
Raven Russia Limited was established in July 2005 with a focus on investing in warehouses in Russia and is listed on London's Alternative Investment Market which is regulated by the London Stock Exchange.

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

Press release

Hypo Real Estate Bank International AG: Successful completion of €234 million financing of Cotroceni Park for AFI Europe NV

Munich/London: 27 February 2008: Hypo Real Estate Bank International AG, a member of Hypo Real Estate Group, is pleased to announce that it has agreed to provide a development and investment financing facility to SC Cotroceni Park S.A. the SPV for AFI Europe NV, a member of the Africa Israel Group, to finance the development of Cotroceni Park, a 75,562 sqm retail property in Bucharest, Romania. The transaction was completed on 5 February 2008.

Cotroceni Park is located in Bucharest, sector 6, in the central western part of the City at the crossroads between the boulevards Timisora and Vasile Milea. It is designed to function as a third generation shopping and entertainment centre providing a diverse mix of high-end retail with a strong presence from both local and international brands, a food court, a large leisure area and a 20 screen cinema complex including the city's only IMAX screen.

Commenting, Harin Thaker, CEO-Europe, Middle East & India - Hypo Real Estate Bank International, said: "We are delighted to have completed this financing for AFI Europe, an international investor with an impressive track record. Delivering a flagship project in the Romanian real estate market requires skilful management by the investor and the closing of this transaction also reflects our ability to adapt to prevailing market conditions and to continue to deliver tailored financing solutions for our customers."

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

Commenting, Opher Linchevski, CEO, AFI Europe N.V, added: "We were impressed with the bank´s responsiveness and their ability to deliver the financing we required and to a timetable that matched our expectations. This financing will allow us to complete successfully the biggest shopping mall in Romania."

Press contact:
Oliver Gruß
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

Notes to editors:

AFI Europe NV

AFI Europe NV is a member of the Africa Israel Group specialising in investment in and development of commercial and residential property focused in the Central and Eastern European real estate markets of Romania, the Czech Republic, Serbia, Bulgaria, Poland, Latvia, Hungary and Germany.

Hypo Real Estate
GROUP

Financial Calendar

The following overview summarizes important dates for shareholders and analysts:

27 March 2008	Annual Report 2007; Press Conference, Analysts' Conference
6 May 2008	Q1 Results 2008
27 May 2008	Annual General Meeting
13 August 2008	Q2 Results 2008
12 November 2008	Q3 Results 2008

Annual Reports

- Order Annual Reports and Interim Reports of Hypo Real Estate Group

Links

- Annual General Meeting

Announcements

28.02.2008 - Hypo Real Estate Holding AG: Announcement according to section 37v, 37w, 37x et seq. Securities Trading Act (WpHG) with the objective of Europe-wide distribution

Hypo Real Estate Holding AG / Preliminary announcement on the disclosure of financial statements

Announcement according to articles 37v, 37w, 37x ff. WpHG

Hypo Real Estate Holding AG hereby announces that the following financial reports shall be disclosed:

Report: Annual financial report
Date of disclosure / German: March 27, 2008
Date of disclosure / English: March 27, 2008
German: http://www.hyporealestate.com/857.php
English: http://www.hyporealestate.com/eng/857.php

Report: Annual financial report of the group
Date of disclosure / German: March 27, 2008
Date of disclosure / English: March 27, 2008
German: http://www.hyporealestate.com/857.php
English: http://www.hyporealestate.com/eng/857.php

Hypo Real Estate
HOLDING

Annual Document

„Annual Document" for the Financial Year 2007 in accordance with section 10 of the German Wertpapierprospektgesetz (WpPG)

This is a translation of the annual document. Only the German version of this document is legally binding on Hypo Real Estate Holding AG. Every effort has been made to ensure the accuracy of this translation, which is provided for informational purposes only. No warranty is made as to the accuracy of this translation and Hypo Real Estate Holding AG assumes no liability with respect thereto.

This document is published exclusively for the purposes of sec. 10 German Securities Trading Act (WpHG) and only serves Hypo Real Estate Holding AG to fulfil the requirements of that section. Neither this annual document nor the informations contained therein, including any informations refered to, constitutes or implicates an offer to acquire or to sell securities or a likewise invitation to tender.

Please note that the information this Annual Document contains or refers to may be outdated. Hypo Real Estate Holding AG does not have an obligation to update this information.

If a hyperlink or a path should not be functional hardcopies are available free of charge under the address: Hypo Real Estate Holding AG, Group Corporate Office, Unsöldstr. 2,80538 Munich. Please take note that information which is contained in the annual document or is being referred to may have become obsolete or inaccurate.

Ad-hoc announcement pursuant to sec 15 German Securities Trading Act

Publication dated 29 January 2007
Hypo Real Estate Holding AG: Dividend increase of 50% and strategic expansion of the Management Board
http://www.hyporealestate.com/eng/pdf/AH_Dividende_06_Englisch_Endfassung.pdf
Path: www.hyporealestate.com/Companies//Holding/Corporate Governance/Ad hoc/29.01.2007

Publication dated 11 July 2007
Q2 2007 results above expectations – full year forecast raised
http://www.hyporealestate.com/eng/pdf/Ad_hoc_Q2_2007_Englisch_Final_11.7.07.pdf
Path: www.hyporealestate.com/Companies//Holding/Corporate Governance/Ad hoc/11.07.2007

Publication dated 23 July 2007
Hypo Real Estate Group: Agreement on acquisition of DEPFA BANK – capital increase planned
http://www.hyporealestate.com/eng/pdf/20070723_Ad_hoc_DEPFA__final_englisch.pdf
Path: www.hyporealestate.com/Companies//Holding/Corporate Governance/Ad hoc/23.07.2007

Publication dated 24 September 2007
Hypo Real Estate Group: shareholders of DEPFA Bank plc approve acquisition by Hypo Real Estate Group with a large majority
http://www.hyporealestate.com/eng/pdf/AD_Hoc_HV_Depfa_english_Annahme_final.pdf
Path: www.hyporealestate.com/Companies//Holding/Corporate Governance/Ad hoc/24.09.2007

Notification concerning transactions by persons performing managerial responsibilities pursuant to sec. 15a of the German Securities Trading Act (WpHG)
(Directors' Dealings)

Publication dated 24 July 2007 - Dr. Markus Fell
Link: http://www.hyporealestate.com/eng/5375_6686.php
Path: www.hyporealestate.com/Companies/Holding/Corporate Governance/Directors' Dealings /24.07.2007

Publication dated 24 July 2007 - Dr. Markus Fell
Link: http://www.hyporealestate.com/eng/5375_6687.php
Path: www.hyporealestate.com/Companies/Holding/Corporate Governance/Directors' Dealings /24.07.2007

Publication dated 24 July 2007 - Dr. Markus Fell
Link: http://www.hyporealestate.com/eng/5375_6688.php
Path: www.hyporealestate.com/Companies/Holding/Corporate Governance/Directors' Dealings /24.07.2007

Publication dated 24 July 2007 - Dr. Markus Fell
Link: http://www.hyporealestate.com/eng/5375_6689.php
Path: www.hyporealestate.com/Companies/Holding/Corporate Governance/Directors' Dealings /24.07.2007

Publication dated 24 July 2007 - Dr. Markus Fell
Link: http://www.hyporealestate.com/eng/5375_6690.php
Pfad: www.hyporealestate.com/Companies/Holding/Corporate Governance/Directors' Dealings /24.07.2007

Publication dated 26 July 2007 – Thomas Glynn
Link: http://www.hyporealestate.com/eng/5375_6693.php
Path: www.hyporealestate.com/Companies/Holding/Corporate Governance/Directors' Dealings /26.07.2007

Publication dated 14 August 2007 – Thomas Glynn
Link: http://www.hyporealestate.com/eng/5375_6721.php
Path: www.hyporealestate.com/ Companies/Holding/Corporate Governance/Directors' Dealings /14.08.2007

Publication dated 10 September 2007 – Georg Funke
Link: http://www.hyporealestate.com/eng/5375_6954.php
Path: www.hyporealestate.com/Companies/Holding/Corporate Governance/Directors' Dealings /10.09.2007

Publication dated 10 September 2007 – Georg Funke
Link: http://www.hyporealestate.com/eng/5375_6955.php
Path: www.hyporealestate.com/ Companies/Holding/Corporate Governance/Directors' Dealings /10.09.2007

Publication dated 10 September 2007 – Georg Funke
Link: http://www.hyporealestate.com/5375_6964.php
Path: www.hyporealestate.com/ Companies/Holding/Corporate Governance/Directors' Dealings /10.09.2007

Publication dated 10 September 2007 – Georg Funke
Link: http://www.hyporealestate.com/eng/5375_6965.php
Path: www.hyporealestate.com/ Companies/Holding/Corporate Governance/Directors' Dealings /10.09.2007

Publication dated 10 September 2007 – Georg Funke
Link: http://www.hyporealestate.com/eng/5375_6966.php
Path: www.hyporealestate.com/ Companies/Holding/Corporate Governance/Directors' Dealings /10.09.2007

Publication dated 10 September 2007 – Georg Funke
Link: http://www.hyporealestate.com/eng/5375_6967.php
Path: www.hyporealestate.com/ Companies/Holding/Corporate Governance/Directors' Dealings /10.09.2007

Publication dated 10 September 2007 – Georg Funke
Link: http://www.hyporealestate.com/eng/5375_6968.php
Path: www.hyporealestate.com/ Companies/Holding/Corporate Governance/Directors' Dealings /10.09.2007

Publication dated 10 September 2007 – Georg Funke
Link: http://www.hyporealestate.com/eng/5375_6969.php
Path: www.hyporealestate.com/ Companies/Holding/Corporate Governance/Directors' Dealings /10.09.2007

Publication dated 10 September 2007 – Georg Funke
Link: http://www.hyporealestate.com/eng/5375_6970.php
Path: www.hyporealestate.com/ Companies/Holding/Corporate Governance/Directors' Dealings /10.09.2007

Publication dated 10 September 2007 – Georg Funke

Link: http://www.hyporealestate.com/eng/5375_6971.php
Path: www.hyporealestate.com/Companies/Holding/Corporate Governance/Directors' Dealings /10.09.2007

Publication dated 11 September 2007 – Kurt F. Viermetz
Link: http://www.hyporealestate.com/eng/5375_6972.php
Path: www.hyporealestate.com/Companies/Holding/Corporate Governance/Directors' Dealings /11.09.2007

Publication dated 13 September 2007 – Dr. Robert Grassinger
Link: http://www.hyporealestate.com/eng/5375_6977.php
Path: www.hyporealestate.com/Companies/Holding/Corporate Governance/Directors' Dealings /13.09.2007

Publication dated 13 September 2007 – Dr. Robert Grassinger
Link: http://www.hyporealestate.com/eng/5375_6980.php
Path: www.hyporealestate.com/Companies/Holding/Corporate Governance/Directors' Dealings /13.09.2007

Publication dated 13 September 2007 – Dr. Robert Grassinger
Link: http://www.hyporealestate.com/eng/5375_6981.php
Path: www.hyporealestate.com/Unternehmen/Holding/Corporate Governance/Directors' Dealings /13.09.2007

Publication dated 13 September 2007 – Frank Lamby
Link: http://www.hyporealestate.com/eng/5375_6982.php
Path: www.hyporealestate.com/Companies/Holding/Corporate Governance/Directors' Dealings /13.09.2007

Publication dated 13 September 2007 – Frank Lamby
Link: http://www.hyporealestate.com/eng/5375_6983.php
Path: www.hyporealestate.com/Companies/Holding/Corporate Governance/Directors' Dealings /13.09.2007

Publication dated 14 September 2007 – Frank Lamby
Link: http://www.hyporealestate.com/eng/5375_6984.php
Path: www.hyporealestate.com/Companies/Holding/Corporate Governance/Directors' Dealings /14.09.2007

Publication dated 14 September 2007 – Frank Lamby
Link: http://www.hyporealestate.com/eng/5375_6985.php
Pfad: www.hyporealestate.com/Companies/Holding/Corporate Governance/Directors' Dealings /14.09.2007

Publication dated 14 September 2007 – Frank Lamby
Link: http://www.hyporealestate.com/eng/5375_6987.php
Path: www.hyporealestate.com/Companies/Holding/Corporate Governance/Directors' Dealings /14.09.2007

Publication dated 14 September 2007 – Frank Lamby
Link: http://www.hyporealestate.com/eng/5375_6988.php
Path: www.hyporealestate.com/Companies/Holding/Corporate Governance/Directors' Dealings /14.09.2007

Publication dated 17 September 2007 – Prof. Dr. Klaus Pohle
Link: http://www.hyporealestate.com/eng/5375_6989.php
Path: www.hyporealestate.com/Companies/Holding/Corporate Governance/Directors' Dealings /17.09.2007

Disclosures pursuant to sec. 26 of the German Securities Trading Act (WpHG)

Publication dated 15 February 2007:
- EuroPacific Growth Fund
Link: http://www.hyporealestate.com/eng/795_5907.php
Path: http://www.hyporealestate.com/Companies/Holding/Corporate Governance/shareholding disclosures/15.02.2007

Publication dated 20 April 2007:
- UBS AG
Link: http://www.hyporealestate.com/eng/795_6325.php
Path: http://www.hyporealestate.com/Companies/Holding/Corporate Governance/shareholding disclosures /20.04.2007

Publication dated 26 April 2007:
- UBS AG
Link: http://www.hyporealestate.com/eng/795_6354.php
Path: http://www.hyporealestate.com/Companies/Holding/Corporate Governance/shareholding

disclosures /26.04.2007

Publication dated 03 May 2007
- UBS AG
Link: http://www.hyporealestate.com/eng/795_6372.php
Path: http://www.hyporealestate.com/Companies/Holding/Corporate Governance/shareholding disclosures /03.05.2007

Publication dated 04 May 2007
- UBS AG
Link: http://www.hyporealestate.com/eng/795_6379.php
Path: http://www.hyporealestate.com/Companies/Holding/Corporate Governance/shareholding disclosures /04.05.2007

Publication dated 07 May 2007
- BlackRock
Link: http://www.hyporealestate.com/eng/795_6381.php
Path: http://www.hyporealestate.com/Companies/Holding/Corporate Governance/shareholding disclosures /07.05.2007

Publication dated 14 May 2007
- UBS AG
Link: http://www.hyporealestate.com/eng/795_6396.php
Path: http://www.hyporealestate.com/Companies/Holding/Corporate Governance/shareholding disclosures /14.05.2007

Publication dated 15 May 2007
- UBS AG
Link: http://www.hyporealestate.com/eng/795_6399.php
Path: http://www.hyporealestate.com/Companies/Holding/Corporate Governance/shareholding disclosures /15.05.2007

Publication dated 22 May 2007
- BlackRock
Link: http://www.hyporealestate.com/eng/795_6417.php
Path: http://www.hyporealestate.com/ Companies /Holding/Corporate Governance/ Governance/shareholding disclosures /22.05.2007

Publication dated 24 May 2007
- UBS AG
Link: http://www.hyporealestate.com/eng/795_6433.php
Path: http://www.hyporealestate.com/ Companies /Holding/Corporate Governance/ shareholding disclosures /24.05.2007

Publication dated 29 May 2007
- UBS AG
Link: http://www.hyporealestate.com/eng/795_6442.php
Path: http://www.hyporealestate.com/Companies/Holding/Corporate Governance/shareholding disclosures /29.05.2007

Publication dated 31 July 2007
- Perry Corp
Link: http://www.hyporealestate.com/eng/795_6695.php
Path: http://www.hyporealestate.com/Companies/Holding/Corporate Governance/shareholding disclosures /31.07.2007

Publication dated 13 August 2007
- Marshall Wace LLP
Link: http://www.hyporealestate.com/eng/795_6719.php
Path: http://www.hyporealestate.com/Companies/Holding/Corporate Governance/shareholding disclosures /13.08.2007

Publication dated 13 August 2007
- Marshall Wace Core Fund Limited
Link: http://www.hyporealestate.com/eng/795_6718.php
Path: http://www.hyporealestate.com/Companies/Holding/Corporate Governance/shareholding disclosures /13.08.2007

Publication dated 16 August 2007
- EuroPacific Growth Fund
Link: http://www.hyporealestate.com/eng/795_6725.php
Path: http://www.hyporealestate.com/Companies/Holding/Corporate Governance/shareholding disclosures /16.08.2007

Publication dated 29 August 2007
- Capital Group International Inc.
Link: http://www.hyporealestate.com/eng/795_6745.php
Path: http://www.hyporealestate.com/Companies/Holding/Corporate Governance/shareholding disclosures /29.08.2007

Publication dated 13 September 2007
- Marshall Wace LLP
Link: http://www.hyporealestate.com/eng/795_6975.php
Path: http://www.hyporealestate.com//Companies/ Holding/Corporate Governance/shareholding disclosures /13.09.2007

Publication dated 25 September 2007
- Perry Partners International Inc.
Link: http://www.hyporealestate.com/eng/795_7004.php
Path: http:/www.hyporealestate.com/Companies/Holding/Corporate Governance/shareholding disclosures /25.09.2007

Publication dated 10 October 2007
- Morgan Stanley Bank AG
Link: http://www.hyporealestate.com/eng/795_7088.php
Path: http://www.hyporealestate.com/Companies/Holding/Corporate Governance/shareholding disclosures /10.10.2007

Publication dated 10 October 2007
- Marshall Wace LLP
Link http://www.hyporealestate.com/eng/795_7089.php
Path: http://www.hyporealestate.com/Companies/Holding/Corporate Governance/shareholding disclosures /10.10.2007

Publication dated 10 October 2007
- Perry Partners International, Inc
Link http://www.hyporealestate.com/eng/795_7090.php
Path: http://www.hyporealestate.com/ Companies /Holding/Corporate Governance/shareholding disclosures /10.10.2007

Publication dated 11 October 2007
- Marshall Wace Core Fund Limited
Link http://www.hyporealestate.com/eng/795_7096.php
Path: http://www.hyporealestate.com/Companies/Holding/Corporate Governance/shareholding disclosures /11.10.2007

Publication dated 12 October 2007
- Capital Research and Management Company
Link http://www.hyporealestate.com/eng/795_7097.php
Path: http://www.hyporealestate.com/Companies/Holding/Corporate Governance/shareholding disclosures /12.10.2007

Publication dated 12 October 2007
- Capital Income Builder
Link http://www.hyporealestate.com/eng/795_7098.php
Path: http://www.hyporealestate.com/Companies/Holding/Corporate Governance/shareholding disclosures /12.10.2007

Publication in accordance with section 26a German Securities Trading Act (WpHG)
Publication dated 31 October 2007
http://www.hyporealestate.com/eng/7122_7125.php
Path: http://www.hyporealestate.com/Companies/Holding/Corporate Governance/Total Voting Rights

Explanatory report of the Management Board according to section 120 para. 3 Stock Corporation Act (Aktiengesetz - AktG) in conjunction with sections 289 para. 4, 315 para. 4 Commercial Code (Handelsgesetzbuch - HGB)
Publication dated April 2007
http://www.hyporealestate.com/eng/6347.php
Path: http://www.hyporealestate.com/Companies/Holding/Corporate Governance/Report according to article 120 AktG

Announcement according to section 37v, 37w, 37x et seq. Securities Trading Act (WpHG) with the objective of Europe-wide distribution

Publication dated 23 March 2007
Link: http://www.hyporealestate.com/eng/6094_6097.php
Path: http://www.hyporealestate.com/Corporate Governance/announcements/23.03.2007

Publication dated 25 June 2007
Link: http://www.hyporealestate.com/eng/6094_6480.php
Path: http://www.hyporealestate.com/Corporate Governance/announcements/25.06.2007

Publication dated 23 July 2007 (amendment of the announcement dated 25 June 2007)
Link: http://www.hyporealestate.com/eng/6094_6691.php
Path: http://www.hyporealestate.com/Corporate Governance/Announcements/23.07.2007

Publication dated 18 October 2007
Link: http://www.hyporealestate.com/eng/6094_7106.php
Path: http://www.hyporealestate.com/Corporate Governance/Announcements/18.10.2007

Publication of Interim Reports 2007
Publication dated 10 May 2007 (Interim Report as of 31 March 2007)
Link: http://www.hyporealestate.com/eng/pdf/Zwischenbericht_EN_05_09_final_GL.pdf
Path: http://www.hyporealestate.com/Investor Relations/ Financial Reports/ Interim Report at March 31, 2007

Publication dated 23 July 2007 (Interim Report as of 30 June 2007)
Link: http://www.hyporealestate.com/eng/pdf/Zwischenbericht_EN_05_09_final_GL.pdf
Path: http://www.hyporealestate.com/Investor Relations/ Financial Reports/ Interim Report at June 30, 2007

Publication dated 07 November 2007 (Interim Report as of 30 September 2007)
Link: http://www.hyporealestate.com/eng/pdf/Interim_Report_Q3_07_final_GL.pdf
Path: http://www.hyporealestate.com/Investor Relations/ Financial Reports/ Interim Report at September 30, 2007

Publication of Anual Report 2006 of Hypo Real Estate Group
Publication dated 14 March 2007
Link: http://www.hyporealestate.com/eng/pdf/Annual_Report_03_14_sg.pdf
Path: http://www.hyporealestate.com/Investor Relations/ Financial Reports/Annual Report 2006 of Hypo Real Estate Group

Publication of Annual Report 2006 of Hypo Real Estate Holding AG
Publication dated 14 March 2007
Link: http://www.hyporealestate.com/eng/pdf/Einzelabschluss_Holding_2006_engl_mitLesezeichen.pdf
Path: http://www.hyporealestate.com/Investor Relations/ Financial Reports/Annual Report 2006 of Hypo Real Estate Holding AG

Publication of Dividend Announcement fort he Financial Year 2006

Publication dated 24 May 2007
Link: http://www.hyporealestate.com/eng/pdf/Dividendenbekanntmachung_2007_englisch.pdf
Path: http://www.hyporealestate.com/Companies/Hypo Real Estate/ Holding/Management/General Meeting/23.05.2007-Dividend Announcement

Publication of the invitation to the ordinary sharehoder's meeting 2007
Publication dated 10 April 2007 http://www.hyporealestate.com/eng/pdf/Einladung_englisch_04_11_final.pdf
Path: http://www.hyporealestate.com/Companies/ Hypo Real Estate Holding/Management/General Meeting/ AGM from May 23, 2007/ Invitation to the General Meeting 2007

Financial Calendar 2007
The Financial Calendar is available free of charge under Hypo Real Estate Holding AG, Group Corporate Office, Unsöldstr. 2, 80538 München

END